UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

COLOR IMAGING, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

196245104

(CUSIP Number)

December 11, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [    ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [    ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 196245104

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CHECHANG YEH

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ]
(b) [ ]

3	SEC Use Only

4	Citizenship or Place of Organization

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 445,205

	6	Shared Voting Power 0

	7	Sole Dispositive Power 445,205

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 445,205

10	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

11	Percent of Class Represented by Amount in Row (9) less than 5%

12	Type of Reporting Person (See Instructions) IN

Statement filed pursuant to Rule 240.13d-1(c)

ITEM 1.

(a)	Name of Issuer

COLOR IMAGING, INC.

(b)	Address of Issuer’s Principal Executive Offices

4350 PEACHTREE INDUSTRIAL BLVD., SUITE 100, NORCROSS, GA 30071

ITEM 2.

(a)	Name of Person Filing

CHECHANG YEH

(b)	Address of Principal Business Office or, if none, Residence

NO. 30, 163 ALLEY, SHIN-YI STREET, WU-CHI TOWN, TAICHUNG COUNTY, TAIWAN

(c)	Citizenship

TAIWAN

(d)	Title of Class of Securities

COMMON

(e)	CUSIP Number

196245104

ITEM 3.

     Not applicable.

ITEM 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Mr. Yeh is the beneficial owner of and has the sole voting and dispositive power over 445,205 shares of common stock.

(b)	Percent of class:

less than 5%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

445,205

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

445,205

(iv)	Shared power to dispose or to direct the disposition of

0

ITEM 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

     See Item 4 above.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being reported on By the Parent Holding Company.

     Not applicable.

ITEM 8. Identification and Classification of Members of a Group.

     Not applicable.

ITEM 9. Notice of Dissolution of a Group.

     Not applicable.

ITEM 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUARY 14, 2002

Date

/s/ CHECHANG YEH

Signature

Name/Title